November 28, 2018

Via E-mail
Caren Mason
President and Chief Executive Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, California 91016

       Re:     STAAR Surgical Company
               Form 10-K for the Fiscal Year Ended December 29, 2017 Filed February 28, 2018
               File No. 1-11634

Dear Ms. Mason:

        We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. We note that on your website you identify Medicals International as your distributor in
      Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria, including with its government, whether through customers, distributors or other direct or indirect arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Caren Mason
STAAR Surgical Company
November 28, 2018
Page 2

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance